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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                          O.A.K. Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  67081P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James M. Eardley
                        Mika Meyers Beckett & Jones, PLC
                            900 Monroe Avenue, N.W.
                          Grand Rapids, Michigan 49503
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 26, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 67081P 10 5

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Willard J. Van Singel
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER    198,051
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER  57,608
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER  198,051


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    57,608


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   255,659


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  12.57%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 67081P 10 5

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John A. Van Singel
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER    10,187
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER  60,858
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER  10,187


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    60,858


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   71,045


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  3.49%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 67081P 10 5

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Linda M. Van Singel
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER    0
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER  6,850
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER  0


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    6,850


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   6,850


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.34%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 67081P 10 5

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Willard J. Van Singel Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER    198,051
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER  0
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER  198,051


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   198,051


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.73%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  OO


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 67081P 10 5

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Van Singel Holdings, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER    54,008
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER  0
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER  54,008


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   54,008


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.65%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  OO


--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is a joint filing of Willard J. Van Singel, John A. Van Singel, Linda M. Van Singel, Willard J. Van Singel Trust and Van Singel Holdings, LLC (collectively the "reporting persons"), and amends the Schedule 13D filed by Willard J. Van Singel and John
A. Van Singel on December 13, 2004 ("original Schedule 13D"). The other reporting persons were not previously required to file a Schedule 13D. Except as otherwise specifically stated, this Amendment No. 1 amends and restates the original Schedule 13D.

ITEM 1.
SECURITY AND ISSUER

No changes to Item 1 of the original Schedule 13D filing.

ITEM 2.
IDENTITY AND BACKGROUND

Item 2 of the original Schedule 13D filing is amended and restated as follows:

Pursuant to Rule 13d-1(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Willard J. Van Singel, John A. Van Singel, Linda M. Van Singel, the Willard
J. Van Singel Trust, and Van Singel Holdings, LLC, a Michigan limited liability company. The foregoing persons are sometimes hereinafter referred to collectively as the "reporting persons." The reporting persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the reporting persons that such a "group" exists.


                  Name:

         (a)      1.       Willard J. Van Singel
                  2.       John A. Van Singel
                  3.       Linda M. Van Singel
                  4.       Willard J. Van Singel Trust
                  5.       Van Singel Holdings, LLC

                  Residence or business address:
         (b)      1.       8799 Lindsey Lane, S.W., Byron Center, Michigan 49315
                  2.       2201 Pleasant Pond, Byron Center, Michigan 49315
                  3.       2201 Pleasant Pond, Byron Center, Michigan 49315
                  4.       8799 Lindsey Lane, S.W., Byron Center, Michigan 49315
                  5.       8799 Lindsey Lane, S.W., Byron Center, Michigan 49315

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                  1. Willard J. Van Singel - Mr. Van Singel is an investor for his own account.
                  2. John A. Van Singel - Mr. Van Singel is an investor for his own account.
                  3. Linda M. Van Singel - Ms. Van Singel does not work outside of her home.

                  4.       Willard J. Van Singel Trust - N/A.
                  5.       Van Singel Holdings, LLC - Holding investment assets.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
                  1.       None.
                  2.       None
                  3.       None
                  4.       None
                  5.       None

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
                  1.       None.
                  2.       None.
                  3.       None
                  4.       None
                  5.       None

         (f)      Citizenship:
                  1.       United States of America
                  2.       United States of America
                  3.       United States of America
                  4.       N/A
                  5.       N/A


ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the original Schedule 13D filing is amended and restated as follows:

All of the reporting persons acquired their shares with personal funds more than 60 days prior to the filing of this Schedule 13D, except as follows: John A. Van Singel acquired 2,446.75 shares from the Jane Van Singel Trust in July, 2005, pursuant to his beneficiary rights thereunder. Jane Van Singel passed away on December 9, 2003.


ITEM 4.
PURPOSE OF TRANSACTION

Item 4 of the original Schedule 13D filing is amended and restated as follows:

The Shares to which this Statement relates have been acquired for investment purposes and to influence the directors and management of the company.

The reporting persons intend to seek additional information about the company and to conduct a detailed and continuous review of their investment in the company. On the basis of such review, market conditions and such other factors as they deem relevant from time to time, the reporting persons may determine to increase or decrease their investment in the company from time to time. Accordingly, each of the reporting persons expressly reserves the right to dispose of all or any part of his investment in the Shares by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended) or to continue to hold the Shares or to acquire additional Shares or other securities of the company at such prices and on such terms as such reporting person deems advisable, including without limitation, by purchase, by inviting a tender or acquisition of Shares or other securities of the company, by merger or otherwise. In addition, based upon such review and such market and other conditions, and in light of the circumstances then existing, the reporting persons will consider what, if any, changes would be desirable to be proposed with regard in the company's assets, corporate structure, dividend policy, capitalization, operation, properties, policies, management and personnel, and whether it would be desirable to propose any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the company or any of its subsidiaries.

Without limiting the generality of the foregoing, the reporting persons have entered into an agreement (attached hereto as Exhibit 99.2) with Royal Securities Co., of Grand Rapids, Michigan, to broker the sale of the shares beneficially owned by the reporting persons on the terms set forth in the agreement. The agreement authorizes the broker to sell all, but not less than all, of the shares of the company beneficially owned by the reporting persons, for the minimum price set forth therein, for certain stock, or a combination of cash and certain stock, in a transaction that qualifies as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. The reporting persons agree in the agreement to vote the shares in favor of such a transaction, if a vote is required. The agreement terminates eight months from its date, or sooner as provided therein. The summary of the agreement contained in this Item 4 is qualified in its entirety by reference to the agreement, which is filed herewith as an exhibit and is incorporated herein by reference.

Except as described above, none of the reporting persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the original Schedule 13D filing is amended and restated as follows:

(a)      Aggregate Number and Percentage of Class Beneficially Owned:
                  Willard J. Van Singel - 255,659 - 12.57%
                  John A. Van Singel - 68,599 - 3.49%
                  Linda M. Van Singel - 6,850 - 0.34%
                  Willard J. Van Singel Trust - 198,051 - 9.73%
                  Van Singel Holdings, LLC - 54,008 - 2.65%

(b)      Sole Voting Power:
                  Willard J. Van Singel - 198,051
                  John A. Van Singel - 10,187(1)
                  Linda M. Van Singel - 0
                  Willard J. Van Singel Trust - 198,051
                  Van Singel Holdings, LLC - 54,008
         Shared Voting Power:
                  Willard J. Van Singel - 57,608(2)
                  John A. Van Singel - 60,858(3)
                  Linda M. Van Singel - 6,850
                  Willard J. Van Singel Trust - 0
                  Van Singel Holdings, LLC - 0
         Sole Dispositive Power:
                  Willard J. Van Singel - 198,051
                  John A. Van Singel - 10,187(1)
                  Linda M. Van Singel - 0
                  Willard J. Van Singel Trust - 198,051
                  Van Singel Holdings, LLC - 54,008
         Shared Dispositive Power:
                  Willard J. Van Singel - 57,608(2)
                  John A. Van Singel - 60,858(3)
                  Linda M. Van Singel - 6,850
                  Willard J. Van Singel Trust - 0
                  Van Singel Holdings, LLC - 0


----------

         (1) John A. Van Singel owns 8,827.75 shares individually and 1,360 shares as custodian of an UGMA for the benefit of his son, Daniel.

         (2) Willard J. Van Singel owns 3,600 shares jointly with his daughter Mary A. Niewiek (who is not employed outside the home and resides at 24 Matt St., S.W., Grand Rapids, Michigan) and shares voting and dispositive power with respect to 54,008 shares through his membership interest in Van Singel Holdings, LLC, a Michigan limited liability company.

         (3) John A. Van Singel owns 6,850 shares jointly with his wife, Linda (who is not employed outside the home and resides at 2201 Pleasant Road, Byron Center, Michigan), and shares voting and dispositive power with respect to 54,008 shares through his membership interest in Van Singel Holdings, LLC, a Michigan limited liability company.

(c) None of the reporting persons has effected any transactions in the Issuer's securities during the past 60 days, except as follows: John A. Van Singel acquired 2,446.75 shares from the Jane Van Singel Trust in July, 2005, pursuant to his beneficiary right thereunder. Jane Van Singel passed away on December 9, 2003.

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the original Schedule 13D filing is amended and restated as follows:

John A. Van Singel and Linda M. Van Singel are husband and wife. Willard J. Van Singel is the sole trustee of the Willard J. Van Singel Trust. John A. Van Singel and Willard J. Van Singel control a majority of the membership interests in Van Singel Holdings, LLC.

Willard J. Van Singel is the father of John A. Van Singel and the father-in-law of Linda M. Van Singel. Over the course of time, Willard has learned that he and John share similar business philosophies. Those business philosophies include a belief that shareholder interests must be taken strongly into account in the management of corporate enterprises. They also share the view that the company's management and policies do not adequately take into account shareholder interests. Aside from their shared business philosophies as described above, their family relationship, the agreement described in Item 4 above, and their intentions expressed in Item 4 above, they have no other relationship with one another, nor are there any other arrangements or understandings between them or any other person or persons with respect to any securities of the Issuer.

ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS

A document entitled "Agreement Relating to Filing of Joint Statement", dated July 26, 2005, is filed as Exhibit 99.1 to this amendment.

The Agreement dated July 26, 2005, between the reporting persons and Royal Securities Co. is filed as Exhibit 99.2 to this amendment.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2005


   /s/ Willard J. Van Singel
--------------------------------------------------
Willard J. Van Singel


   /s/ John A. Van Singel
--------------------------------------------------
John A. Van Singel, individually and as custodian


   /s/ Linda M. Van Singel
--------------------------------------------------
Linda M. Van Singel


   /s/ Willard J. Van Singel
--------------------------------------------------
Willard J. Van Singel, trustee of the
Willard J. Van Singel Trust

VAN SINGEL HOLDINGS, LLC, a Michigan limited liability company


By:   /s/ Willard J. Van Singel
    ----------------------------------------------
      Willard J. Van Singel, a member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002